

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2021

Peter Tassiopoulos
Chief Executive Officer
Sphere 3D Corp.
895 Don Mills Road, Bldg. 2, Suite 900
Toronto, Ontario, Canada M3C 1W3

      Re: Sphere 3D Corp.
            Registration Statement on Form F-1
            Filed March 26, 2021
            File No. 333-254742

Dear Mr. Tassiopoulos:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Technology